Exhibit 99.4

Cadbury Schweppes plc 25 Berkeley Square London W1J 6HB United Kingdom Tel +44 (0)20 7409 1313 Fax +44 (0)20 7830 5200 www.cadburyschweppes.com

11 April 2005

Dear Shareowner

I am pleased to enclose your Company’s Annual Review and Summary Financial Statement 2004 together with, if requested, the Report & Accounts and Form 20-F 2004. I trust that you will find it interesting and informative.

The following documents also accompany this letter:

1.	Annual General Meeting 2005 booklet;

2.	Form of Proxy attached to, and folded behind, this letter; and

3.	Admission Pass and Poll Card for the Annual General Meeting on the reverse of this letter – it is important that you bring this with you if you wish to attend the Annual General Meeting.

I hope that you will be able to attend your Company’s Annual General Meeting on Thursday, 19 May 2005 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE. I would encourage those of you unable to attend to exercise your voting rights by completing, signing and returning the Form of Proxy for which a reply-paid envelope is enclosed.

Alternatively, you may register the appointment of a proxy electronically, by logging onto www.computershare.com/uk/cad/proxy or, if you are a member of CREST, by using the CREST electronic proxy appointment service. Further details are set out on the next pages and in the Annual General Meeting booklet.

Yours faithfully,

John Sunderland
Chairman

Working together to create brands people love

Registered in England no. 52457. Registered office 25 Berkeley Square, London W1J 6HB

NOTES TO THE FORM OF PROXY

1.	A member who wishes to appoint a proxy who is not the Chairman of the Meeting must delete the reference to the Chairman, initial the deletion and insert the name of the proxy in the space provided. If no deletion or amendment is made, the Chairman of the Meeting will be deemed appointed as the proxy.

2.	The choices as to how a member may vote are: for; against; or the member may withhold their vote. If a member decides to withhold their vote, the number of votes that the member has will not be counted towards the total number of votes cast “for” or “against” the Resolution. If a member does not indicate a choice, their proxy will vote at his or her discretion.

3.	In the case of joint holders, the signature of any one holder is sufficient.

4.	If the appointor is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

5.	To be valid, this Form of Proxy must be completed, signed, dated and, together with any power of attorney or any other authority under which it is signed, or a duly certificated copy of such power of attorney, it must be deposited (either by hand or via the post using the enclosed reply paid envelope) with the Company’s Registrar so that it arrives by 2.15 p.m. on 17 May 2005 at the following address: The Registrar to Cadbury Schweppes plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ. Alternatively, you may appoint a proxy electronically – see below.

ELECTRONIC PROXY APPOINTMENT

At the top of the proxy form, there is a printed Shareowner Reference Number ‘SRN’ and Shareowner PIN. Each Shareowner has a unique SRN. To appoint a proxy electronically, either:

1.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter the unique SRN and PIN and follow the on-line instructions; or

2.	A member of CREST may use the CREST electronic proxy appointment service, instructions for which are set out on the reverse of this page.

Shareowner Reference Number ‘SRN’

Shareowner PIN

I/We, the undersigned, being a member/members of Cadbury Schweppes Public Limited Company, hereby appoint the Chairman of the Meeting, or

(Note 1) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 19 May 2005 and at any adjournment thereof. I/We direct that my/our vote(s) be cast on the Resolutions referred to in the Notice of Meeting as indicated by an ‘X’ in the appropriate adjacent boxes and, in respect of any Resolution(s) which is/are not so marked, in such manner as my/our proxy thinks fit.

PLEASE COMPLETE WITH AN ‘X’ IN THE APPROPRIATE BOX USING BLACK INK AS THIS FORM WILL BE SCANNED.

RESOLUTIONS Please indicate with an ‘X’ in the appropriate box how you wish your proxy to vote on each Resolution. If no such indication is given the proxy will exercise his or her discretion as to how he or she votes or whether he or she will withhold their vote.

Signature (Notes 3 & 4)

Date

E00026

FORM OF PROXY

		For	Against	Vote Withheld

1.	Financial Statements

2.	Declaration of Final Dividend 2004

3.	Report on Directors’ Remuneration

4.	Re-appointment of Wolfgang Berndt

5.	Re-appointment of Bob Stack

6.	Re-appointment of Rosemary Thorne

7.	Re-appointment of Baroness Wilcox

8.	Re-appointment of Auditors

9.	Remuneration of Auditors

10.	Authority to allot relevant securities

11.	Authority to disapply pre-emption rights

12.	Authority to purchase own ordinary shares

CREST ELECTRONIC PROXY APPOINTMENT SERVICE

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 19 May 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST “Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

ADMISSION PASS
FOR ENTRY TO THE ANNUAL GENERAL MEETING

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival please hand it to one of the Company’s officials who will be on duty.

POLL CARD
FOR USE AT THE ANNUAL GENERAL MEETING

If you have voted by post and do not wish to change your vote, please do not complete this card. If you represent more than one Shareowner (other than a Shareowner who holds shares jointly with you), or if you have more than one shareholding, you should complete a separate poll card in respect of each holding.

Please record your vote by placing an ‘X’
in the appropriate box(es)

Vote
		For	Against	Withheld

Resolution 1	Financial Statements

Resolution 2	Declaration of Final Dividend 2004

Resolution 3	Report on Directors’ Remuneration

Resolution 4	Re-appointment of Wolfgang Berndt

Resolution 5	Re-appointment of Bob Stack

Resolution 6	Re-appointment of Rosemary Thorne

Resolution 7	Re-appointment of Baroness Wilcox

Resolution 8	Re-appointment of Auditors

Resolution 9	Remuneration of Auditors

Resolution 10	Authority to allot relevant securities

Resolution 11	Authority to disapply pre-emption rights

Resolution 12	Authority to purchase own ordinary shares

Signature of shareowner or proxy

Note:
•	In the case of a Company, a letter of authority will be required unless a suitably completed form of proxy has already been lodged by post. Please also state on the Poll Card the capacity under which you are signing, i.e. Director.

•	In the case of Joint Shareowners, if more than one is present, the first named owner on the register should complete and sign the card.

•	To apportion your votes, do so by entering the appropriate numbers in each of the three boxes.

•	The “Vote Withheld” option is provided to enable you to refrain from voting on any resolution. The number of votes cast in this way will not be counted towards the total number of votes cast “for” or “against” the Resolution.